JINZANGHUANG TIBET PHARMACEUTICALS, INC.
Leling Economic Development Zone
Kaiyuan East Blvd.
Dezhou, Shandong Province
P.R. China 253600
Telephone:  86-5342111962

September 7, 2011
VIA EDGAR
Tia Jenkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Jinzanghuang Tibet Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
File No. 000-53254

Dear Ms. Jenkins:

I am writing in response to your letter dated June 30, 2011.  The Staff’s comments are set forth below and indented, each followed by our response.

Form 10-K

General

1.
It appears that your disclosure throughout your Form 10-K is focused on Leling Jinzanghuang, a consolidated entity, as it represents the operations of your company. Please note that your periodic Exchange Act reports should be a representation of the entire company Jinzanghuang Tibet Pharmacueticals, Inc. which would include all of your consolidated entities.

Response to Comment 1

The disclosure in the business and financial portions of the Form 10-K is focused on Leling Jinzanghuang because that is the only one of the consolidated entities that has business operations.  Following the mandate in the Plain English Rules to minimize use of the term “Company,” we have specified Leling Jinzanghuang wherever we are discussing our business operations or the financial results of those operations.  However, in order to clarify that Leling Jinzanghuang is only one of several consolidated entities, when the Staff has completed its review of our responses to the comments, we will file an amendment to the 2010 Form 10-K in which we will modify the first paragraph of the “Business” section on page 1 thus:

Jinzanghuang Tibet Pharmaceuticals, Inc. is a Delaware corporation with no business operations and only one asset:  a ~~(the “Company”), through its~~ wholly-owned subsidiary named Tibet Medicine, Inc.  Tibet Medicine, Inc., likewise, is a Delaware corporation with no business operations and only one asset:  ~~, owns~~ 100% of the registered capital of Beijing Taibodekang Consulting Co., Ltd., a Wholly Foreign Owned Entity organized under the laws of the People’s Republic of China (“Beijing Taibodekang”). Beijing Taibodekang has no assets other than cash, but it does have a business operation, namely the management of Leling Jinzanghuang Biotech Co., Ltd. (“Leling Jinzanghuang”), which is also organized under the laws of the People’s Republic.  Beijing Taibodekang carries out that management pursuant to the terms of four agreements that it made on January 4, 2009~~, Beijing Taibodekang entered into four agreements~~ with Leling Jinzanghuang ~~Biotech Co., Ltd. (“Leling Jinzanghuang”)~~ and with the equity owners in Leling Jinzanghuang.  Collectively, the agreements provide Beijing Taibodekang exclusive control over the business of Leling Jinzanghuang.  The relationship is one that is generally identified as “entrusted management.” Leling Jinzanghuang is engaged in the distribution of Tibetan pharmaceutical and nutraceutical products in The People’s Republic of China.

At times throughout this Report we will use the term “Company” to refer to the four entities mentioned above as a single entity, which is a consolidated entity for financial reporting purposes.  References to the “business of the Company” and the like, however, all refer to the business carried out by Leling Jinzanghuang, which is the only one of the four consolidated entities that carries on business operations.

We will also add the following sentence at the beginning of the “Results of Operations” section on page 11:

All of the business operations of the Company are carried out by Leling Jinzanghuang, its variable interest entity.

Item 1A.  Risk Factors, page 5

2.
We note from your disclosure that you rely on contractual agreements with Leling Jinzanghuang in order to conduct your business operations in China. As a result of these contractual agreements you are consolidating the operations of Leling Jinzanghuang in your financial information. Please revise your disclosure to discuss the risk and uncertainties, if any, which may result in deconsolidation of this entity.

Response to Comment 2

When the Staff has completed its review of our responses to the comments, we will file an amendment to the 2010 Form 10-K in which we will add the following risk factor to Item 1A:

If we were unable to enforce the terms of the entrusted management agreements between Beijing Taibodekang and Leling Jinzanghuang, we would have no business operations.

All of our business activities are carried out by Leling Jinzanghuang.  All of the assets shown on our balance sheet, other than a portion of the cash, are owned by Leling Jinzanghuang.  However, Jinzanghuang Tibet Pharmaceuticals, Inc., the U.S. public company owned by our shareholders, does not own any equity in Leling Jinzanghuang.  Instead, we consolidate the assets and results of operations of Leling Jinzanghuang with the financial statements of Jinzanghuang Tibet Pharmaceuticals by reason of a set of four contracts.  Those contracts transfer 95% of the benefits and responsibilities of the operations of Leling Jinzanghuang to a wholly-owned subsidiary of Jinzanghuang Tibet Pharmaceuticals.  As a result, under U.S. accounting principles, Leling Jinzanghuang is deemed to be a variable interest entity with respect to that subsidiary, and so is a consolidated entity within the Company.  Our entitlement to those benefits, however, depends on our ability to enforce the agreements between our subsidiary, Beijing Taibodekang, and Leling Jinzanghuang.  If a dispute arose between those entities that could not be resolved amicably, we would have to resort to a court or arbitration tribunal in the People’s Republic of China to secure our rights with respect to Leling Jinzanghuang.  We are not aware, however, of any reported decisions regarding the enforceability of agreements of this sort under the laws of the PRC.  It is possible, therefore, that the Chinese tribunal would decide that the agreements were not enforceable, either as a matter of national policy or for some other reason.  If that were to occur, Jinzanghuang Tibet Pharmaceuticals, Inc. would have no business operations or assets, and its outstanding common stock would be essentially worthless.

3.
It appears based on your identified material weakness “Lack of expertise in U.S. accounting principles among the personnel in [your] Chinese headquarters” that your accounting personnel may not have prior experience, formal education or credentials related to U.S. GAAP. As a result, it appears that you may not have accounting personnel with sufficient experience in converting your books and records and preparing financial statements in accordance with U.S. GAAP. Please add a risk factor to describe those factors that may impact your ability to prepare financial statements and to convert your books and records to U.S. GAAP. These factors may include, among others, the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. Alternatively, please advise if you believe this risk factor is not applicable to your business.

Response to Comment 3

When the Staff has completed its review of our responses to the comments, we will file an amendment to the 2010 Form 10-K in which we will add the following risk factor to Item 1A:

The staff of our accounting department lack training and experience in U.S. accounting principles, which may result in accounting errors in the financial statements that we file with the Securities and Exchange Commission.

Our executive offices are located in Leling in the PRC.  Our entire bookkeeping and accounting staff is located there.  Our books and records are maintained in Chinese, using Chinese accounting principles.  Chinese accounting principles vary in many important respects from U.S. accounting principles.  To file our Company’s financial statements with the Securities and Exchange Commission, our accounting staff must convert the financial statements from Chinese accounting principles to U.S. accounting principles.  However, none of the members of our accounting staff has extensive experience or training in the preparation of financial statements under U.S. accounting principles.  Neither do we have any employee who has previous experience in accounting for a U.S. public company.  This situation creates a risk that the financial statements we file with the SEC will fail to present our financial condition and/or results of operations as required by SEC rules and the principles of accounting generally applied in the United States.

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Liquidity and Capital Resources, page 12

4.           It appears from your disclosure that the entire amount of cash consumed during 2010 and the funds utilized to purchase new facilities was contributed by your founders. Please disclose the course of action that you have taken or propose to take to maintain operations particularly if your founders do not continue to contribute funds to operate.

Response to Comment 4

During the fiscal years ended June 30, 2010 and 2009 Leling Jinzanghuang acted as a distributor, and its operations used cash in each year.  As noted in the comment, the cash was provided by the founders.  When the Form 10-K for fiscal 2010 was filed, the only alternative present to the Company to funding by the founders was to find other sources of equity financing.  For that reason, the final sentence of the “Liquidity and Capital Resources” section states that management was, at that time, planning to cause the Company to sell equity, although it had no commitments.  Subsequently, in October 2010, management significantly changed the business operations of Leling Jinzanghuang, which since that time has functioned primarily as an advisor to sauna stores.  As demonstrated in the Statement of Cash Flows for the nine months ended March 31, 2011 included in the Form 10-Q for that period, this business requires no additional cash commitment.  The problem of funding operations, therefore, has been resolved for current operations.  However, since that business did not exist when the 2010 Form 10-K was filed, it would not be appropriate to discuss the new business in the amendment to that filing.

Financial Statements

General

5.
We note your supplier, Shandong Jinzanghuang Pharmaceutical Co. Ltd., appears to be a related party. Please revise to comply with the requirements of FASB ASC 850-10-50-1 to ensure transactions with your supplier, as well as other related parties, are clearly presented and disclosed throughout your filing.

Response to Comment 5

When the Staff has completed its review of our responses to the comments, we will file an amendment to the 2010 Form 10-K in which we will reclassify the item on the balance sheet currently identified as “Advance to Supplier” and identify it as “Advance to Supplier - Related Party.”  We will eliminate part “(b)” of Note 7 to the Financial Statements and replace Note 3 to the Financial Statements with the following text:

3             RELATED PARTY TRANSACTIONS

All of the products that the Company distributes are manufactured by one supplier, Shandong Jinzanghuang (Tibet) Pharmaceutical Co., Ltd. (“Shandong Jinzanghuang”).  Xue Bangyi, who is the Company’s CEO, owns 91% of the registered capital of Shandong Jinzanghuang and also serves as CEO of that entity.  The Company entered into a three-year distribution contract with Shandong Jinzanghuang on November 21, 2008, which provides Leling JZH non-exclusive marketing rights.  The agreement provides that Shandong Jinzanghuang will deliver products in response to orders received from Leling JZH.  The agreement gives Shandong Jinzanghuang the right to fix the price it charges, although it is required to provide Leling JZH timely notice of any price increase.  In addition, Shandong Jinzanghuang retains ownership of all of the patent rights, trademark rights and other intellectual property rights related to the sold products.  Under this agreement, each party has the right to terminate the contract, provided that sixty-day written notice in advance is given to the other party.

Since initiating operations in December 2008, Leling JZH has advanced sums to Shandong Jinzanghuang in prepayment of the wholesale price of the goods that Leling JZH distributes.  The payments by Leling JZH to Shandong Jinzanghuang are recorded on the Company’s books as “advance to supplier - related party.” When goods are delivered giving rise to a payment obligation by Leling JZH to Shandong Jinzanghuang, the contract price is reclassified to cost of goods sold.  During the years ended June 30, 2010 and 2009, Leling JZH made cash payments to Shandeng Jinzanghuang totalling $535,704 and $800,763, respectively.

Notes to Financial Statements

1 Business Description and Significant Accounting Policies

Business Description, page F-6

6.
It appears from your disclosure that Tibet Medicine, Inc. is the 100% registered owner of Beijing Taibodekang Consulting Co. Ltd. Please provide us with a detailed discussion of the consideration that was exchanged and how you accounted for the transaction. In addition, please provide us with the ownership composition of each entity prior to the consummation of the transaction.

Response to Comment 6

Tibet Medicine organized Beijing Taibodekang Consulting.  Tibet Medicine acquired ownership of Beijing Taibodekang by committing to pay the registered equity (100,000 RMB) to Beijing Taibodekang within five years.  Prior to the transaction, the shareholders of Tibet Medicine were Wang Shuxiang and Mark Tang.

7.
We note from your disclosure here that Beijing Taibodekang and Leling Jingzanghuang are both controlled by Xue Bangyi, who is the CEO of both companies. This appears to be inconsistent with the Share Pledge Agreement filed as Exhibit 10-b in your Form 8-K on January 20, 2009 which states that Wang Shuxiang owns 95% of the outstanding stock of Leling Jinzanghuang and the Proxy Agreement filed as Exhibit 10-d in your Form 8-K on January 20, 2009 which states that Shangdong Jinzanghuang owns 95% of the outstanding stock of Leling Jinzanghuang. Please clarify or revise. In addition, please provide us with the ownership composition of Beijing Taibodekang and Leling Jinzanghuang.

Response to Comment 7

The statements in the Share Pledge Agreement and the Proxy Agreement referred to in your comment are erroneous.  Tibet Medicine, Inc. owns 100% of the registered capital of Beijing Taibodekang.  The owners of the registered capital of Leling Jinzanghuang are:  Xue Bangyi (51%), Ye Dehai (15%), Yang An (10%), Bai Xiaosong (10%), Wang Shuxiang (6%), Liu Min (4%) and Zhu Yuan (4%).

8.
It appears from your disclosure that you are the primary beneficiary of Leling Jinzanghuang and therefore consolidated it as a variable interest entity. Please provide the disclosures required under the guidance of FASB ASC 810-10-50-3 (b-c) and FASB ASC 810-10-50-12 (c-d).

Response to Comment 8

When the Staff has completed its review of our responses to the comments, we will file an amendment to the 2010 Form 10-K in which we will include the following in Note 1 to the Financial Statements:

Variable Interest Entity

The accounts of Leling JZH have been consolidated with the accounts of the Company because Leling JZH is a variable interest entity with respect to Beijing Taibodekang, which is a wholly-owned subsidiary of the Company.  Beijing Taibodekang has a contractual obligation to provide management services to Leling JZH, and the management of the operations of Leling JZH is carried out by Company personnel in fulfillment of that obligation.  Beijing Taibodekang also has a contractual obligation to reimburse Leling JZH for any losses incurred as a result of the operations of Leling JZG, and the Company’s principal shareholders have caused funds to be contributed to Leling JZG during the years ended June 30, 2010 and 2009 in satisfaction of that obligation.  The carrying amount and classification of Leling JZH’s assets and liabilities included in the Consolidated Balance Sheets are as follows:

	June 30,2010	June 30, 2009
Total current assets	$592,341	$525,379
Total assets	1301,673	1,111,379
Total current liabilities	52,451	607,738
Total liabilities	52,451	607,738

9.
In connection with the above comment, please disclose all of the fees described in Article 3 of the “Exclusive Technical Service and Business Consulting Agreement” filed as Exhibit 10 to the Form 8-K filed on January 20, 2009.

Response to Comment 9

Due to the fact that Leling Jinzanghuang incurred losses in each of years ended June 30, 2010 and 2009, no fees have been paid by Leling Jinzanghuang to Beijing Taibodekang.

Revenue Recognition, page F-7

10.
We note that you have entered into a 3-year non-exclusive distribution agreement with Shangdong Jinzanghuang. We note from the disclosure on page 3 that Shangdong Jinzanghuang delivers the products from their warehouse in response to orders received from Leling Jinzanghuang, has the right to fix the prices charged, and retains ownership of all of the intellectual property rights to the products. Please provide us with a detailed discussion of your revenue recognition under the guidance of FASB ASC 605-45, including your analysis of each of the criteria therein.

Response to Comment 10

Based on the criteria in ASC 605-45, the Company has determined that it should record revenue on a gross basis.  The factors which support reporting gross revenue are:

•	Leling Jinzanghuang is the primary obligor (ASC 605-45-4) as it has the direct customer relationship.
•	Leling Jinzanghuang has inventory risk (ASC 605-45-5) as it takes title to goods if they are returned.
•	Leling Jinzanghuang has physical loss risk (ASC 605-45-12) as it takes title to goods when they leave the Shandong Jinzanghuang facility.
•	Leling Jinzanghuang has credit risk (ASC 605-45-13).

The contrary indicators (pricing, production, supplier selection, determination of specifications - ASC 605-45-8 through 11) all arise from the fact that Leling Jinzanghuang is engaged in selling Shandong Jinzanghuang brand products.  Nevertheless, the weight of the criteria support reporting revenue on a gross basis.

Shipping and Handling Costs, page F-7

11.
We note your reference to EITF 00-10 which is a reference to pre-codification GAAP. Please note legacy accounting standards have been replaced by the FASB Accounting Standards Codification (“Codification”). The Codification is effective for all financial statements with periods ending after September 15, 2009. Please revise to either remove all pre-codification references or replace with the appropriate codification reference.

Response to Comment 11

When we file the amended Form 10-K for 2010, we will eliminate all pre-codification references.  The reference to EITF 00-10 will be replaced by ASC 605-45-20.

2.   Contract Deposit, page F-10

12.
We note from your disclosure that you are amortizing the contract deposit over the life of the contract, which appears to be 10 years. Please provide us with a detailed discussion to support your classification of this deposit as a short-term asset at June 30, 2010.

Response to Comment 12

Upon review, we have determined that the classification of the contract deposit as a short-term asset was erroneous.  When the Staff has completed its review of our responses to the comments, we will file a amendment to the  2010 Form 10-K in which we will reclassify the contract deposit and provide appropriate footnote disclosure of the restatement.

7.   Commitments and Contingencies, page F-11

13.
We note you have made interest free advances to your supplier for the purchase of their material. Also, on page F-11, we note you disclose a 3-year distribution agreement with this supplier. Please tell us whether you have any unconditional purchase commitments with the supplier. If applicable, please disclose these commitments as required by FASB ASC 440-10-50.

Response to Comment 13

Neither Leling Jinzanghuang nor any of its affiliates has (or has had) any unconditional purchase commitment with Shandong Jinzanghuang, the supplier.

Item 9A. Controls and Procedures

(a)           Evaluation of Disclosure Controls and Procedures, page 26

14.
Please provide a detailed discussion of how your conclusion that your ICFR is not effective at year-end impacted your conclusion regarding the effectiveness of your disclosure controls and procedures. Please tell us the factors you considered to support management’s conclusion that disclosure controls and procedures were effective considering your lack of experience in U.S accounting principles and inadequate staffing and supervision within the accounting operation. Please refer to Item 307 of Regulation S-K for further guidance.

Response to Comment 14

Upon review, we have determined that our staff’s lack of experience in U.S. accounting principles and the limited staffing in our accounting department created a material weakness in our disclosure controls and procedures.  When we file the amendment to the 2010 Form 10-K, we will modify part (a) of Item 9A to state management’s conclusion that  our disclosure controls and procedures were not effective at June 30, 2010.

Other Exchange Act Reports

15.	Please revise, as necessary, your Forms 10-Q to address our comments above on your Form 10-K.

Response to Comment 15

When the Staff has completed its review of our responses to the comments, we will file amendments to the three Form 10-Qs filed during the 2011 fiscal year to make similar amendments to those proposed in our responses to Comments 1, 5, 8, 11, 12 and 14.   We will also modify the “Liquidity and Capital Resources” section in each Form 10-Q to reflect the explanation of future funding provided in response to Comment 4.

Form 10-Q for Period Ended December 31, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of
Operations

Outline of Our Business, page 8

16.
It appears from your disclosure that in October 2010 Leling Jinzanghuang entered into a joint venture with Shandong Jinzanghuang and an agency agreement with Shenyang Jintao Technology Co. Under these agreements Shandong Jinzanghuang sells its products to sauna stores and Leling Jinzanghuang provides training service to each store. Please provide us with a detailed discussion of how you have accounted for these agreements and cite the specific authoritative literature utilized to support your accounting treatment.

Response to Comment 16

Upon review, the reference to a “joint venture” was misleading, as there was no formal arrangement between Leling Jinzanghuang and Shandong Jinzanghuang with respect to the sauna stores.  When we amend the Form 10-Q, we will modify the beginning of the fourth paragraph under “Outline of our Business” thus:

On October 8, 2010, ~~Leling JZH entered into a joint venture with Shandong JZH to market to the sauna store industry.~~  Leling JZH entered into an agency agreement with Shenyang Jintao Technology Co., Ltd. (Jintao), pursuant to which Jintao  introduced 50 sauna stores to Shandong JZH and Leling JZH.

The Company recognizes revenue from the training services that it provides to sauna stores when the services have been provided and the store’s payment obligation has accrued in accordance with the agreement made between Leling Jinzanghuang and the sauna store.

17.	Considering the comment above, please provide us with a detailed discussion of how you considered the guidance in FASB ASC 280.

Response to Comment 17

Upon review, we have determined that we should have performed segment accounting during the period of fiscal 2011 when we have been engaged in both training services and distribution services.  When the Staff has completed its review of our responses to the comments, we will file amendments to the three Form 10-Qs filed during the 2011 fiscal year to provide disclosures in accordance with ASC 280.

Sincerely,

/s/ Xue Bangyi
Xue Bangyi
Chief Executive Officer

Acknowledgement

Jinzanghuang Tibet Pharmaceuticals, Inc. hereby acknowledges that:

•	Jinzanghuang Tibet Pharmaceuticals, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jinzanghuang Tibet Pharmaceuticals, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jinzanghuang Tibet Pharmaceuticals, Inc.

By: /s/ Xue Bangyi
Xue Bangyi
Chief Executive Officer